UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Aratana Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03874P 10 1

(CUSIP Number)

Ansbert Gadicke

MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM BioVentures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,647,974
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,647,974
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,647,974
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by MPM BioVentures V, L.P. (“BV V”), MPM Asset Management Investors BV5 LLC (“AM LLC”), MPM BioVentures V GP LLC (“BV V GP”), MPM BioVentures V LLC (“BV V LLC”), MPM Capital LLC (“MPM Capital”), Medical Portfolio Management LLC (“Med Portfolio”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley, James Paul Scopa and Vaughn Kailian (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The Listed Persons are members of BV V LLC and AM LLC. Ansbert Gadicke and Luke Evnin are members of Med Portfolio. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Securities and Exchange Commission (the “Commission”).

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM Asset Management Investors BV5 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 103,074
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 103,074
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM BioVentures V GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,647,974(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,647,974(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,647,974(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Represents shares of Common Stock held by BV V. BV V GP and BV V LLC are the direct and indirect general partners of BV V.
(3)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM BioVentures V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,751,048(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,751,048(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,751,048(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,647,974 shares of Common Stock held by BV V and 103,074 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC.
(3)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 37,117
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,117
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,117
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Medical Portfolio Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,117(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,117(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,117(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Shares held by MPM Capital, of which the Reporting Person is the managing member.
(3)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,788,165(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,788,165(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,165(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,647,974 shares of Common Stock held by BV V, 103,074 shares of Common Stock held by AM LLC and 37,117 shares of Common Stock held by MPM Capital. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. Med Portfolio is the managing member of MPM Capital. The Reporting Person is a member of BV V LLC and Med Portfolio.
(3)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 38,386
	8.	Shared Voting Power 2,788,165(2)
	9.	Sole Dispositive Power 38,386
	10.	Shared Dispositive Power 2,788,165(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,826,551(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,647,974 shares of Common Stock held by BV V, 103,074 shares of Common Stock held by AM LLC and 37,117 shares of Common Stock held by MPM Capital. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. Med Portfolio is the managing member of MPM Capital. The Reporting Person is a member of BV V LLC and Med Portfolio.
(3)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,751,048(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,751,048(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,751,048(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,647,974 shares of Common Stock held by BV V and 103,074 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. James Paul Scopa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 22,767
	8.	Shared Voting Power 2,751,048(2)
	9.	Sole Dispositive Power 22,767
	10.	Shared Dispositive Power 2,751,048(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,773,815(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,647,974 shares of Common Stock held by BV V and 103,074 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Vaughn M. Kailian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 17,937(2)
	8.	Shared Voting Power 2,751,048(3)
	9.	Sole Dispositive Power 17,937
	10.	Shared Dispositive Power 2,751,048(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,768,985(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No.1 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	2,627 of the shares are held by The Vaughn and Patricia Kailian Revocable Trust u/a/dtd 12/18/1992, of which the Reporting Person is trustee.
(3)	Includes 2,647,974 shares of Common Stock held by BV V and 103,074 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(4)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D is being filed by the Filing Persons (as defined below) and amends and restates the Schedule 13D filed with the Commission on August 7, 2013 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Aratana Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Filing Persons to report the distribution of shares of Common Stock of the Issuer on March 3, 2014 and the subsequent open market sales of shares of the Issuer’s Common Stock by certain Filing Persons.

Items 2, 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The entities and persons filing this statement are MPM BioVentures V, L.P. (“BV V”), MPM Asset Management Investors BV5 LLC (“AM LLC”), MPM BioVentures V GP LLC (“BV V GP”), MPM BioVentures V LLC (“BV V LLC”), MPM Capital LLC (“MPM Capital”), Medical Portfolio Management LLC (“Med Portfolio”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley, James Paul Scopa and Vaughn Kailian (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons” or the “Reporting Persons”).

(b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin, Vaughn Kailian and Todd Foley is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, MA 02116 and the address of the principal place of business for James Paul Scopa is 601 Gateway Blvd., Suite 350, S. San Francisco, CA 94080.

(c) The principal business of each of the Filing Persons is the venture capital investment business.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On March 3, 2014, BV V and AM LLC distributed in kind an aggregate of 1,000,000 shares of Common Stock held on a pro rata basis to their respective partners and members. In addition, certain Filing Persons sold an aggregate of 639,252 shares of Common Stock in open market transactions from March 7, 2014 through March 10, 2014 for aggregate gross proceeds of $12,800,583.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of March 12, 2014:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV V	2,647,974	2,647,974	0	2,647,974	0	2,647,974	9.1%
AM LLC	103,074	103,074	0	103,074	0	103,074	0.4%
MPM Capital	37,117	37,117	0	37,117	0	37,117	0.1%
BV V GP(2)	0	0	2,647,974	0	2,647,974	2,647,974	9.1%
BV V LLC(3)	0	0	2,751,048	0	2,751,048	2,751,048	9.5%
Med Portfolio(4)	0	0	37,117	0	37,117	37,117	0.1%
Ansbert Gadicke(5)	0	0	2,778,165	0	2,778,165	2,778,165	9.6%
Luke Evnin(5)	38,386	38,386	2,778,165	38,386	2,778,165	2,826,551	9.7%
Todd Foley(6)	0	0	2,751,048	0	2,751,048	2,751,048	9.5%
James Paul Scopa(6)	22,767	22,767	2,751,048	22,767	2,751,048	2,773,815	9.5%
Vaughn Kailian(6)(7)	17,937	17,937	2,751,048	17,937	2,751,048	2,768,985	9.5%

(1)	This percentage is calculated based upon 29,097,738 shares of the Issuer’s common stock outstanding upon the completion of the Issuer’s public offering as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) on January 31, 2014 with the Commission.
(2)	Includes securities held by BV V. BV V GP and BV V LLC are the direct and indirect general partners of BV V.
(3)	Includes securities held by BV V and AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC.
(4)	Securities held by MPM Capital, of which the Reporting Person is the managing member.
(5)	Includes securities held by BV V, AM LLC and MPM Capital. Med Portfolio is the managing member of MPM Capital. The Reporting Person is a member of BV V LLC and Med Portfolio.
(6)	Includes securities held by BV V and AM LLC. The Reporting Person is a member of BV V LLC.
(7)	2,627 of the shares are held by The Vaughn and Patricia Kailian Revocable Trust u/a/dtd 12/18/1992, of which the Reporting Person is trustee.

(c) On March 3, 2014, BV V and AM LLC distributed in kind the following shares of Common Stock on a pro rata basis to their respective partners and members:

Reporting Person	Number of Shares Distributed
BV V	962,533
AM LLC	37,467

Pursuant to these distributions, the following reporting persons received the number of shares set forth below:

Reporting Person	Number of Shares Received
Ansbert Gadicke	26,713
Luke Evnin	38,386
James Paul Scopa	22,767
Vaughn Kailian	17,937
Todd Foley	12,539
MPM Capital	37,117

In addition, the Reporting Persons sold the following shares of Common Stock in the open market in the sixty days preceding the date of this filing:

Date of Sale	Sold By	Shares Sold	Price Per Share
3/7/2014	Ansbert Gadicke	26,713	$20.16	(1)
3/7/2014	Todd Foley	12,539	$19.94	(2)
3/10/2014	BV V	577,520	$20.02
3/10/2014	AM LLC	22,480	$20.02

(1)	Represents the weighted average sales price for the price increments ranging from $20.00 to $20.83.
(2)	Represents the weighted average sales price for the price increments ranging from $19.94 to $19.95.

(d)	Inapplicable.

(e)	Inapplicable.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2014

MPM BIOVENTURES V GP LLC

By:	MPM BioVentures V LLC,
its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM BIOVENTURES V LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM BIOVENTURES V, L.P.

By:	MPM BioVentures V GP LLC, its General Partner
By:	MPM BioVentures V LLC, its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM ASSET MANAGEMENT INVESTORS BV5 LLC

By:	MPM BioVentures V LLC
Its: Manager

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM CAPITAL LLC

By:	Medical Portfolio Management LLC,
its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MEDICAL PORTFOLIO MANAGEMENT LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

By:	/s/ Luke Evnin
Name:	Luke Evnin

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ James Paul Scopa
Name:	James Paul Scopa

By:	/s/ Vaughn M. Kailian
Name:	Vaughn M. Kailian

Schedule I

General Partners/Members

Ansbert Gadicke

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

Luke Evnin

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

Todd Foley

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

James Paul Scopa

c/o MPM Asset Management

601 Gateway Blvd. Suite 350

S. San Francisco, CA 94080

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

Vaughn M. Kailian

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

Exhibit Index

A.	Agreement regarding filing of joint Schedule 13D.